May 16, 2008

Mail Stop 6010

Arun Govil
President, Chief Executive Officer, Treasurer and Chairman
CEMTREX, Inc.
19 Engineers Lane
Farmingdale, New York  11735

> **Re:    CEMTREX, Inc.**
> **Registration Statement on Form 10**
> **Filed May 14, 2008**
> **File No. 000-53238**

Dear Mr. Govil:

This is to advise you that a preliminary screening of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form.  For example, based on our preliminary screening we note that your filing does not include the financial statements required by Item 13 of Form 10 and the exhibits required by Item 15 of Form 10.  For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that the registration statement will become effective through operation of law 60 days from the date of filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective if it was filed voluntarily.  Please contact Geoffrey Kruczek at (202) 551-3641 if you have any questions.

Sincerely,


Peggy Fisher
Assistant Director